August 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Gabriel Epstein, Staff Attorney

Re:	Acceleration Request
Benefitfocus, Inc.
Registration Statement on Form S-3
(File No. 333-205895)

Requested Date:	August 6, 2015

Requested Time:	4:01 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Benefitfocus, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-3/A (File No. 333-205895) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:01 pm., Eastern Time, on August 6, 2015, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that we have distributed approximately 1,800 copies of the Preliminary Prospectus dated August 4, 2015, to underwriters, dealers, institutions and others.

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, Goldman, Sachs & Co. Deutsche Bank Securities Inc.
As representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name: Adam Greene Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By:
Name: Title:

By:
Name: Title:

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, Goldman, Sachs & Co. Deutsche Bank Securities Inc.
As representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:
Name: Title:

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Schwartz
Name: Mark Schwartz Title: Managing Director

By:	/s/ Joseph P. Coleman
Name: Joseph P. Coleman Title: Managing Director